

September 17, 2010

Via U.S. Mail

David G. Zatezalo
Presidents and Chief Executive Officer
Rhino GP LLC
424 Lewis Hargett Circle, Suite 250
Lexington, Kentucky 40503

Re: **Rhino Resource Partners LP**
       Amendment No. 4 to Registration Statement on Form S-1
       Filed August 27, 2010
       File Number 333-166550

Dear Mr. Zatezalo:

We have reviewed your filings and response letters and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please submit via EDGAR all correspondence that you provided to the staff, and also be sure to follow the requirements of Rule 83 with regard to any materials that you intend to omit from the version(s) of your correspondence that you submit via EDGAR, as that rule requires.

Cash Distribution Policy and Restrictions on Distributions

Rhino Resource Partners LP Cash Available for Distribution, page 66

2.   We note your response to prior comment number nine focuses on the conclusions related to the joint venture's VIE status. Please also tell us how your cash flow assumptions for

the purposes of your forecast of cash available for distribution comport with the statements you made in the paragraph that begins with a reference to ASC 810-10-15-14(a) on page 4 of Exhibit 47A of your confidential submission dated June 18, 2010.

Significant Forecast Assumptions

Production and Revenues, page 68

3.   Your response to prior comment number 10 indicates that you expect to sell approximately 40% of the volume related to your terminated sales contract on an uncommitted basis during the forecast period. Please tell us the type of coal (e.g. steam, metallurgic, etc.) sold under the terminated contract and the significant reasons you believe you will be able to sell such volume of coal on an uncommitted basis during the forecast period. Your response should address both the incremental increase to your forecasted uncommitted sales from the terminated contract as well as the basis for your assumption that you will be able to sell a total of 1.6 million tons, including 1.2 million tons of steam coal, on an uncommitted basis during your forecast period in light of the fact that you have sold relatively few tons on an uncommitted basis in your historical periods on a pro forma basis.

Provisions of our Partnership Agreement Relating to Cash Distributions

Subordination Period

Early Termination of Subordination Period, page 83

4.   We note your statement that you do not expect to satisfy the requirements to terminate the subordination period for any four-quarter period ending on or before September 30, 2011. As you explain in your response to prior comment number 11 and you disclose elsewhere in your document, please revise your disclosure in this section to discuss the significant reasons why this is the case.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

David G. Zatezalo
Rhino Resource Partners LP
September 17, 2010
Page 3

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Shannon, Branch Chief, at (202) 551-3299 or Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Tracey L. McNeil at (202) 551-3392, or, in her absence, Timothy S. Levenberg, Special Counsel at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Brenda K. Lenahan
        (212) 237-0100